Exhibit 3 Third Quarter 2022 Results 6th Street Viaduct, Los Angeles, United States Built with Vertua Concrete, part of our Vertua family of sustainable products

Except as the context otherwise may require, references in this presentation to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Key highlights in Third Quarter 2022


Reforma Tower, Mexico City, Mexico
Built with Fortis, part of our Vertua family of sustainable products

- Double-digit growth in Sales
- 15% to 20% price growth for cement, ready-mix and aggregates
- YTD prices increasingly covering cost inflation in dollar terms
- EBITDA and margin impacted by relentless input cost inflation, particularly in energy
- US and EMEA regions with important EBITDA growth
- Urbanization Solutions Sales and EBITDA growing double-digit
- Aligning decarbonization goals with most ambitious 1.5°C scenario
- ~4% reduction in CO_2 emissions vs 2021
- MSCI ESG score upgraded to "A"
- Almost $600 M of divestments YTD
- QoQ reduction of ~$540 M in total debt, with leverage at 2.82x
- Net income[1] higher by ~$450 M vs 3Q21
- ROCE at 12.7%[2], well above our cost of capital

1) On a like to like basis excluding goodwill impairment charges

2) Trailing twelve months as of September 2022, excluding goodwill

3

Sales growth driven by pricing EBITDA FCF after Net Sales EBITDA Margin maint. Capex +13% l-t-l -6% l-t-l -3.2pp +7% -10% 3,956 723 19.6% 368 16.4% 3,693 649 182 Sales growth in all regions 3Q21 3Q22 3Q21 3Q22 3Q21 3Q22 3Q21 3Q22 with EBITDA growth in the US and EMEA Casa Piedra, Acapulco, Mexico Millions of U.S. dollars Built with Duramax, part of our Vertua family of sustainable products 4

Cement volumes impacted by bagged/bulk rebalancing in emerging markets 3Q22 YoY volume variation CONSOLIDATED VOLUMES (l-t-l) 1% 2% 2% 1% 3% EMEA -1% 2% EUROPE -2% USA -3% 0% 9% -7% -5% 1% MEX -7% 1 Cement 8% Ready-mix 3% Aggregates SCAC -12% 1) Gray domestic cement 5

Double-digit growth in pricing CONSOLIDATED PRICES 3Q22 YoY and QoQ price variation (l-t-l) 20% 26% 19% 19% 16% 30% 15% 16% 16% 12% 18% EMEA 13% USA EUROPE 4% 2% 2% QoQ: 6% 8% 1% 21% 5% 2% 2% 17% 16% 3% 4% 1% MEX Sequential (2Q22 to 3Q22) 2% 3% 0% 15% 1 Cement 11% Ready-mix SCAC 4% Aggregates 0% 2% 8% 1) Gray domestic cement 6 Note: For CEMEX, SCAC, Europe and EMEA, prices (l-t-l) are calculated on a volume-weighted average basis at constant foreign-exchange rates

Prices more than covering costs 3Q22 EBITDA variation -6% -10% -550 581 723 -40 -35 679 -30 649 3Q21 Volume Price Variable/Fixed Other businesses 3Q22 l-t-l FX 3Q22 reported costs, freight, and & items operating expenses EBITDA -3.2pp 19.6% 16.4% margin Millions of U.S. dollars 7

YTD pricing is covering inflation in dollar terms Unitary Prices Unitary Costs 1 Cement Aggregates Ready-mix $18 $2.0 $12 $11.9 $1.8 $11.5 $16 $14.9 $16.0 $9.6 $10 $14.4 $1.6 $14 $1.5 $1.5 $9.3 $1.4 $13.5 $12 $8 $6.7 $1.2 $10 $8.4 $1.0 $6 $6.4 $8 $8.2 $6 $4 $0.7 $0.5 $4 $2 $2 $0 $0.0 $0 4Q21 1Q22 2Q22 3Q22 4Q21 1Q22 2Q22 3Q22 4Q21 1Q22 2Q22 3Q22 1) Own produced cement 8

CEMEX to align decarbonization goals with most ambitious 1.5°c scenario • Helped develop the 1.5° framework as a member of SBTi’s Expert Advisory Group • Committed to having the most ambitious decarbonization pathway in the building materials industry • The significant reduction in CO emissions we have achieved 2 since we launched Future in Action in 2021, gives us the confidence to commit to a more accelerated pathway CO emissions down >4% YTD 2 • Goals submitted for review by the SBTi MSCI ESG score upgraded to “A” • 2050 net-zero CO roadmap 2 • New 2030 targets for scope 1,2 and 3 emissions 9

Important progress on our Operation Resilience portfolio rebalancing ~$330 M Costa Rica & El Salvador Close to $600 M in 65% of Neoris, our digital ~$120 M accelerator, to Advent divestments YTD ~$140 M Fixed asset sales 10

Regional Highlights Zoncuantla Apartments, Coatepec, Mexico Built with Hidratium, part of our Vertua family of sustainable products

Mexico: Pricing driving top line growth


SALA E
Foro Boca, Veracruz, Mexico
Built with Duramax, part of our Vertua family of sustainable products

	3Q22	YTD 3Q22
Net Sales	948	2,826
% var (l-t-l)	9%	7%
Operating EBITDA	255	862
% var (l-t-l)	(12%)	(7%)
Operating EBITDA margin	26.9%	30.5%
pp var	(6.4pp)	(4.6pp)

- Growth in formal sector explained by Industrial and Commercial sector, reflecting significant activity in nearshoring and hotel construction
- Bagged cement volumes impacted by normalization of demand, temporary market share loss and inflation impacting consumption
- Pricing strategy contributing significantly to top line growth
- EBITDA and EBITDA margin impacted by higher fuel cost, volume decline and product mix
- One-off impact related to timing of maintenance, weather and supply chain disruptions responsible for more than ~2pp of margin decline
- Announced October price increase for bagged cement

Millions of U.S. dollars

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US: Strong pricing momentum, with sequential EBITDA margin improvement YTD 3Q22 3Q22 Net Sales 1,324 3,817 % var (l-t-l) 19% 17% Operating EBITDA 197 560 PENDING % var (l-t-l) 10% (5%) Operating EBITDA margin 14.9% 14.7% pp var (1.2pp) (3.3pp) • Sales and EBITDA growing double-digit • Despite impact from hurricane Ian in Florida, cement and aggregate volumes increased • Healthy underlying demand driven by Industrial and Commercial, and Residential sectors • Prices for cement, ready-mix and aggregates growing between 16% and 19% YoY • Despite $11 M EBITDA headwind from Hurricane Ian, saw sequential 6th Street Viaduct, Los Angeles, USA Built with Vertua concrete, part of our Vertua family of sustainable products improvement in EBITDA margin of 2.4pp 13 Millions of U.S. dollars

EMEA: Resiliency continued with solid growth in Sales and EBITDA YTD 3Q22 3Q22 Net Sales 1,252 3,731 % var (l-t-l) 16% 14% Operating EBITDA 186 524 % var (l-t-l) 8% 14% Operating EBITDA margin 14.8% 14.0% pp var (1.2pp) (0.1pp) • Top line growth driven by double-digit price increases across all products • Cement volumes declined, reflecting weakness in Europe and the Philippines, partially compensated by increases in Egypt and UAE • Reduced CO emissions by more than 40% in Europe, well 2 positioned to reach the 55% goal for 2030 • Strong operational and financial performance in Egypt and Pelješac Bridge, Pelješac, Croatia Built with Vertua Concrete, part of our Vertua family of sustainable products Israel 14 Millions of U.S. dollars

SCAC: Sales growth mainly due to strong price contribution YTD 3Q22 3Q22 Net Sales 393 1,227 % var (l-t-l) 2% 7% Operating EBITDA 90 298 % var (l-t-l) (11%) (7%) Operating EBITDA margin 22.8% 24.3% pp var (2.8pp) (3.0pp) • Top line performance driven by 15% increase in cement prices • Cement performance reflects bagged cement rebalancing as well as operational and weather issues in the Dominican Republic • Formal sector continues improving as evidenced by ready mix and aggregates performance • EBITDA and EBITDA margin impacted by higher energy costs, lower cement volumes and product mix • Pricing strategy affecting volume performance in Colombia, while Riomaggiore Building, Cali, Colombia Built with Vertua Concrete, part of our Vertua family of sustainable products volumes in the Dominican Republic continued being supported by formal sector 15 Millions of U.S. dollars

Financial Developments Avancer Tower, San Luis, Mexico Built with Fortis, part of our Vertua family of sustainable products

Working capital and increased maintenance driving Free Cash Flow lower Average working capital days January - September Third Quarter 2022 2021 % var 2022 2021 % var 3Q22 3Q21 Operating EBITDA 2,050 2,195 (7%) 649 723 (10%) - Net Financial Expense 396 450 138 136 -3 - Maintenance Capex 587 374 201 168 - Change in Working Capital 821 390 162 8 -14 - Taxes Paid 156 154 42 30 Controlling Interest Net Income - Other Cash Items (net) (68) 64 (64) 24 US$ M - Free Cash Flow (4) (7) (12) (11) 494 Discontinued Operations Free Cash Flow after 162 769 (79%) 182 368 (50%) Maintenance Capex - Strategic Capex 284 275 111 114 Free Cash Flow (122) 494 N/A 72 254 (72%) -376 3Q22 3Q21 17 Millions of U.S. dollars

Further strengthening our capital structure in a volatile environment 1 • Reduced total debt during the quarter by $540 M. Proforma debt maturity th profile as of September 30 Bought back $654 M of bonds at a discount, Billions of U.S. dollars reducing debt by $91 M 1.5 • Closed a €500 M sustainability-linked loan in 1.5 1.3 October, with similar conditions to our Credit 1.1 Agreement 0.8 0.8 0.5 0.3 0.3 • Protected against rising interest rates, with 74% 0.1 of our debt at fixed rates 22 23 24 25 26 27 28 29 30 ≥31 No refinancing needs until 2025 • Risk management strategies offsetting weaker currencies, rising interest rates and energy costs 1) Giving effect to new €500 M bank loan used to repay the committed Revolving credit facility in October 2022 18

2022 Outlook The Reflection Space, Monterrey, Mexico Built with Evolution, part of our Vertua family of sustainable products

2022 guidance[1]

Operating EBITDA[2]	~$2,700 million
Consolidated volume growth	Low single digit decrease for Cement Low to mid single digit increase for Ready-mix Low to mid single digit increase for Aggregates
Energy cost/ton of cement produced	~40% increase
Capital expenditures	~$1,350 million total ~$850 M Maintenance, ~$500 M Strategic
Investment in working capital	~$250 million
Cash taxes	~$200 million
Cost of debt[3]	Reduction of ~$20 million

1) Reflects CEMEX's current expectations
2) Like-to-like for ongoing operations and foreign exchange rates for the remaining of the year as of September 30, 2022
3) Including perpetual bonds and subordinated notes with no fixed maturity and the effect of our EUR-USD cross-currency swap

20

Appendix Casa Piedra, Acapulco, Mexico Built with Duramax, part of our Vertua family of sustainable products

Debt maturity profile as of September 30, 2022 Total debt as of September 30, 2022: $8,188 million 2021 Credit Agreement Other bank debt Average life of debt: Fixed Income 5.1 years Leases 2,002 1,273 1,125 981 825 788 491 335 291 78 2022 2023 2024 2025 2026 2027 2028 2029 2030 >2031 22 Millions of U.S. dollars

Consolidated volumes and prices 9M22 vs. 9M21 3Q22 vs. 3Q21 3Q22 vs. 2Q22 Volume (l-t-l) (3%) (5%) (3%) Domestic gray Price (USD) 12% 14% 1% cement Price (l-t-l) 16% 20% 3% Volume (l-t-l) 4% 2% (2%) Ready mix Price (USD) 8% 10% 2% Price (l-t-l) 12% 16% 4% Volume (l-t-l) 3% 2% 2% Aggregates Price (USD) 7% 8% (1%) Price (l-t-l) 12% 15% 1% 23 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

Additional information on debt MXN 4% Other 4% Euro Third Quarter Second Quarter 15% 2022 2021 % var 2022 Currency 1 8,188 8,982 (9%) 8,729 Total debt 3 denomination Short-term 5% 4% 5% U.S. Long-term 95% 96% 95% dollar 77% Cash and cash equivalents 397 869 (54%) 490 Net debt 7,791 8,113 (4%) 8,239 2 7,669 8,092 (5%) 8,123 Consolidated net debt 2 Variable 2.82 2.80 2.88 Consolidated leverage ratio 26% 2 4 6.51 5.31 6.74 Consolidated coverage ratio Interest rate Fixed 74% Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under the 2021 Credit Agreement 3) Includes the effect of our EURUSD cross-currency swap 24 4) Includes the effect of our interest rate derivatives

Additional information on debt 1 Total debt by instrument Third Quarter Second Quarter 19% 2022 2022 % of total % of total Fixed Income 4,103 50% 4,781 55% 2021 Credit Agreement 2,522 31% 2,471 28% 50% 1 1,562 19% 1,477 17% Others Total Debt 8,188 8,729 31% Millions of U.S. dollars 25 1) Includes leases, in accordance with IFRS

3Q22 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 3Q22 vs. 3Q21 3Q22 vs. 3Q21 3Q22 vs. 3Q21 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (7%) 17% 17% 9% 16% 16% 1% 21% 21% U.S. 2% 19% 19% (0%) 19% 19% 3% 16% 16% Europe (2%) 10% 30% (7%) 1% 18% 1% (4%) 13% Israel N/A N/A N/A 11% 6% 12% 4% 2% 8% Philippines (16%) (1%) 12% N/A N/A N/A N/A N/A N/A Colombia (5%) (3%) 12% 10% (9%) 5% 14% (4%) 11% Panama 10% (2%) (2%) 66% 8% 8% 17% 11% 11% Dominican Republic (16%) 30% 23% (8%) 19% 12% N/A N/A N/A 26 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

9M22 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 9M22 vs. 9M21 9M22 vs. 9M21 9M22 vs. 9M21 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (9%) 16% 15% 11% 15% 14% 3% 20% 19% U.S. 3% 15% 15% 3% 13% 13% 5% 14% 14% Europe 3% 9% 24% (1%) 0% 13% 0% (3%) 9% Israel N/A N/A N/A 6% 7% 10% 7% 5% 8% Philippines (11%) (0%) 9% N/A N/A N/A N/A N/A N/A Colombia (2%) (2%) 7% 18% (6%) 3% 21% (5%) 4% Panama 7% (4%) (4%) 34% 1% 1% 17% 15% 15% Dominican Republic (8%) 22% 17% 14% 15% 11% N/A N/A N/A 27 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

1 2022 expected volume outlook : selected countries/regions Cement Ready-mix Aggregates CEMEX Low single digit decline Low to mid single digit increase Low to mid single digit increase Mexico High single digit decline High single digit increase Low to mid single digit increase USA Low single digit increase Low single digit increase Low single digit increase Europe Flat Low single digit decline Flat Colombia Flat Mid teens increase N/A Panama Low to mid single digit increase ≥25% increase N/A Dominican Republic Low single digit decline Low teens increase N/A Israel N/A Flat to low single digit increase Low single digit increase Philippines Mid single digit decline N/A N/A 28 1) Reflects CEMEX’s current expectations. Volumes on a like-to-like basis

Relevant ESG indicators Carbon strategy 9M22 9M21 2021 Customers and suppliers 3Q22 3Q21 2021 Kg of CO per ton of 2 Net Promoter Score (NPS) 66 70 70 568 594 591 cementitious % of sales using CX Go 56% 63% 62% Alternative fuels (%) 34% 29% 29% Clinker factor 74.5% 76.0% 75.8% Low-carbon products 9M22 9M21 2021 Health and safety 9M22 9M21 2021 Blended cement as % of total Employee fatalities 1 0 1 76% 69% 68% cement produced Employee L-T-I frequency rate 0.5 0.4 0.5 Vertua concrete as % of total 37% 19% 20% Operations with zero fatalities 97% 97% 95% and injuries (%) 29

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported Cement cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on Maintenance capital projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are expenditures projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects Strategic capital expenditures designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation 30

Contact Information Investors Stock Information Relations NYSE (ADS): CX In the United States +1 877 7CX NYSE Mexican Stock Exchange: CEMEXCPO In Mexico +52 81 8888 4292 Ratio of CEMEXCPO to CX: ir@cemex.com 10 to 1